Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE

January 26, 2004

Extendicare Announces Fourth Quarter News Release and Conference Call Dates

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. will release its 2003 fourth quarter financial results after the close of markets on Thursday, February 19, 2004. The Company will hold a conference call on Friday, February 20, 2004 at 10:00 a.m. (ET) to discuss its results for the fourth quarter and year ended December 31, 2003.

Following its release on February 19, 2004, the Company will post a copy of the press release on its website, in addition to an update of its supplemental information package found under the Investor Information/Investor Documents/Supplemental Information section of its website, www.extendicare.com.

The February 20, 2004 conference call will be webcast live, and archived, in the Investor Information section of Extendicare’s website.

For those wishing to call in, the toll-free number for the live call is 1-800-273-9672. Local callers please dial 416-695-5806. A taped rebroadcast will be available approximately two hours after completion of the live call on February 20, 2004 until midnight on March 5, 2004. To access the rebroadcast, dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 1517914.

Scheduled speakers for the Company on the conference call include: Mel Rhinelander, President and Chief Executive Officer; Mark Durishan, Vice-President, Finance and Chief Financial Officer; and Christopher Barnes, Manager, Investor Relations.

Extendicare, through its subsidiaries, operates 275 long-term care facilities across North America, with capacity for 29,000 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy, while home health care services are provided in Canada. The Company employs 36,400 people in the United States and Canada.

For further information, contact:

Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003

Visit Extendicare’s Website @ www.extendicare.com